Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

February 28, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation (Revised)

Further to our intimation dated February 28, 2020, with regard to receipt of Form 483 with 2 (two) observations after inspection of our Formulations Manufacturing Plant - 3 at Bachupally, Hyderabad by the US FDA.

In this regard, we wish to inform you that the US FDA Investigator has subsequently issued a revised Form 483 with 1 (one) observation only, in place of 2 (two) observations intimated earlier. We will address the said observation comprehensively within the stipulated timeline.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)